UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to Form 15 on
FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-141315

TIAA-CREF U.S. REAL ESTATE FUND I, L.P.
(Exact name of registrant as specified in its charter)

c/o Teachers Insurance and Annuity Association of America
730 Third Avenue
New York, New York 10017-3206
(212) 490-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units of Limited Partnership Interest: $1,000 per unit
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:    2

Explanatory note: The purpose of this Amendment No. 1 to Form 15 on Form 15/A is to withdraw the previous filing of this Form 15 which was filed with the Commission on November 18, 2008 with respect to the securities listed above.

Pursuant to the requirements of the Securities Exchange Act of 1934, TIAA-CREF U.S. Real Estate Fund I, L.P. (by TIAA-CREF USREF I GP, LLC, its general partner) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 11, 2009	By:	/s/ Phillip Nickolenko
Vice President and Real Estate Chief Financial Officer
(Principal Financial Officer for the Registrant)

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.